# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Grab Holdings Limited, CIK 0001855612
CUSIP: G4124C109
Title of class of securities: Class A ordinary shares, par value $0.000001 per share
Address of issuer's principal executive offices: 3 Media Close, #01-03/06, Singapore, Singapore (U0), 138498
Date of event which requires filing of this statement: 09/09/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001094517

## Reporting persons
- Toyota Motor Corporation: type of reporting person: corporation (CO); citizenship or place of organization: Japan (M0); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Item 11* This percentage is calculated based upon 3,969,290,878 Class A ordinary shares, par value $0.000001 per share (the "Class A ordinary shares") issued and outstanding of Grab Holdings Limited (the "Issuer"), as set forth in the Issuer's Annual Report on Form 20-F filed with the Securities and Exchange Commission (the "SEC") on March 6, 2026.
  
  Explanatory Note
  
  This Amendment No. 1 ("Amendment") amends and supplements the Statement on Schedule 13G originally filed by the Reporting Persons with the SEC on December 9, 2021 (the "Original Statement" and together with the Amendment, the "Amended Statement"), which relate to the Class A ordinary shares. Except as otherwise described herein, the information contained in the Original Statement remains in effect. Capitalized terms used but not defined in this Amendment shall have the respective meanings set forth with respect thereto in the Original Statement.

## Item 1. Issuer
Name of issuer: Grab Holdings Limited
Address of issuer's principal executive offices: 3 Media Close, #01-03/06, Singapore 138498

## Item 2. Person Filing
Name of person filing: Toyota Motor Corporation
Address of principal business office or, if none, residence: 1 Toyota cho, Toyota City, Aichi Prefecture 471-8571 Japan
Citizenship: Please refer to Item 4 on the cover page for the Reporting Person

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See Items 5-9 and 11 on the cover page for the Reporting Person, and Item 2, which information is given as of the close of business on September 9, 2026.

This percentage is calculated based upon 3,969,290,878 Class A ordinary shares issued and outstanding, as set forth in the Issuer's Annual Report on Form 20-F filed with the SEC on March 6, 2026.
Percent of class: 0.0
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Toyota Motor Corporation: /s/ Takanori Azuma, Takanori Azuma/Chief Officer, Accounting Group (09/14/2026)